UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Golden Heaven Group Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3959D109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3959D109	Page 1 of 6

1.	Names of Reporting Persons. Chen Xuezheng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,000,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,000,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 24.0%**
12.	Type of Reporting Person IN

*	Represents 10,000,000 Class A ordinary shares held through Qingyu Investment Ltd., which is 100% owned by Mr. Chen Xuezheng.

**	The percentage is calculated based on 41,750,000 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. G3959D109	Page 2 of 6

1.	Names of Reporting Persons Qingyu Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 24.0%*
12.	Type of Reporting Person FI

*	The percentage is calculated based on 41,750,000 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. G3959D109	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Golden Heaven Group Holdings Ltd.

(b) Address of Issuer’s Principal Executive Offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

ITEM 2.

2(a) Name of Person Filing:

Chen Xuezheng

Qingyu Investment Ltd.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Chen Xuezheng: Unit 1,9/F,Wo Hing Commercial Building,11 Wing Wo Street, Central, Hong Kong

Business address of Qingyu Investment Ltd.: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

2(c) Citizenship:

Chen Xuezheng: China

Qingyu Investment Ltd.: British Virgin Islands

2(d) Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

2(e) CUSIP Number:

G3959D109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G3959D109	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G3959D109	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Chen Xuezheng
Name:	Chen Xuezheng

Qingyu Investment Ltd.

By:	/s/ Chen Xuezheng
Name:	Chen Xuezheng
Title:	Sole shareholder

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G3959D109	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement